May 15, 2025

Mitchelle B. Trotter
Chief Financial Officer
EON Resources Inc.
3730 Kirby Drive, Suite 1200
Houston, TX 77098

        Re: EON Resources Inc.
            Registration Statement on Form S-1
            Filed May 9, 2025
            File No. 333-287171
Dear Mitchelle B. Trotter:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Brian Dunlay